UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT
OF 1934

For the Month of April 2025

Commission File Number 0-28584

Check Point Software Technologies Ltd.
(Translation of registrant’s name into English)

5 Ha’solelim Street, Tel Aviv, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Gil Messing
Check Point Software	Check Point Software
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

Check Point Software Reports 2025 First Quarter Financial Results

Fourteen Percent Products & Licenses Revenues Growth

Tel Aviv, Israel – Wednesday, April 23, 2025 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the quarter ended March 31st, 2025.

First Quarter 2025 Financial Highlights:

•          Cash Flow from Operations: $421 million, a 17 percent increase year over year

•          Calculated Billings* reached $553 million, a 7 percent increase year over year

•          Remaining Performance Obligation (RPO)**: $2.4 billion, an 11 percent increase year over year

•          Total Revenues: $638 million, a 7 percent increase year over year

•          Products & Licenses Revenues: $114 million, a 14 percent increase year over year

•          Security Subscriptions Revenues: $291 million, a 10 percent increase year over year

•          GAAP Operating Income: $196 million, representing 31 percent of total revenues

•          Non-GAAP Operating Income: $259 million, representing 41 percent of total revenues

•          GAAP EPS: $1.71, a 7 percent increase year over year

•          Non-GAAP EPS: $2.21, a 9 percent increase year over year

 "The first quarter results have provided a solid foundation to expand upon as we progress through the year.  Strong demand for our Quantum Force appliances, fueled by refresh cycles and new projects delivered double-digit year-over-year growth in products and licenses revenues," stated CEO Nadav Zafrir. " The AI-driven Infinity Platform, featuring a Hybrid Mesh Architecture, continues to resonate with customers and delivered another quarter of impressive double-digit year-over-year growth."

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see below “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Conference Call & Video Cast Information
Check Point will host a conference call with the investment community on April 23, 2025, at 8:30 AM ET/5:30 AM PT. To listen to the live videocast or replay, please visit the website www.checkpoint.com/ir.

Second Quarter 2025 Investor Conference Participation Schedule

•    Barclays Americas Select Franchise Conference 2025
        May 6, 2025, London, UK – Fireside Chat & 1x1’s

•    J.P. Morgan 53rd Annual Technology, Media, and Telecom Conference
        May 13-15, 2025, Boston, MA – Fireside Chat & 1x1’s

•    Oppenheimer 26th Annual Israeli Conference
        May 18, 2025, Tel Aviv, Israel – Fireside Chat & 1x1’s

•    TD Cowen 53rd Annual TMT Conference
        May 28, 2025, NY, NY – Fireside Chat & 1x1’s

•    Jefferies Software Summit
        May 29, 2025, Newport Coast, CA – Fireside Chat &1x1’s

•    Stifel 2025 Cross Sector 1x1 Conference
        June 3, 2025, Boston, MA – 1x1’s

•    Baird 2025 Global Consumer, Technology & Services Conference
        June 4, 2025, SF, CA – 1x1’s

•    Bank of America Merrill Lynch 2025 Global Technology Conference
        June 5, 2025, SF, CA – Fireside Chat & 1x1’s

•    TD Cowen 2nd Annual Corporate Access Day
        June 17, 2025, Toronto, Canada – 1x1’s

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To hear these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Follow Check Point via:
Twitter: http://www.twitter.com/checkpointsw
Facebook: https://www.facebook.com/checkpointsoftware
Blog: http://blog.checkpoint.com
YouTube: http://www.youtube.com/user/CPGlobal
LinkedIn: https://www.linkedin.com/company/check-point-software-technologies

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (http://www.checkpoint.com) is a leading AI-powered, cloud-delivered cyber security platform provider protecting over 100,000 organizations worldwide. Check Point leverages the power of AI everywhere to enhance cyber security efficiency and accuracy through its Infinity Platform, with industry-leading catch rates enabling proactive threat anticipation and smarter, faster response times. The comprehensive platform includes cloud-delivered technologies consisting of Check Point Harmony to secure the workspace, Check Point CloudGuard to secure the cloud, Check Point Quantum to secure the network, and Check Point Infinity Core Services for collaborative security operations and services.

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, expectations regarding our products and solutions, and our participation in investor conferences and other events during the second quarter of 2025. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; appointments and departures of our executive officers; and general market, political, economic, and business conditions, including acts of terrorism or war. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2025. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures to assist the investment community to see the company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

* Calculated Billings is a measure that we defined as total revenues recognized in accordance with GAAP plus the change in Total Deferred Revenues during the period.

** Remaining Performance Obligation (RPO) is a measure that represents the total value of non-cancellable contracted products and/or services that are yet to be recognized as Revenue as of March 31, 2025.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

(Unaudited, in millions, except per share amounts)

	Three Months Ended
	March 31,
	2025	2024
Revenues:
Products and licenses	$114.1	$100.3
Security subscriptions	290.6	263.4
Total revenues from products and security subscriptions	404.7	363.7
Software updates, maintenance and services	233.1	235.1
Total revenues	637.8	598.8

Operating expenses:
Cost of products and licenses	23.0	19.9
Cost of security subscriptions	21.4	16.5
Total cost of products and security subscriptions	44.4	36.4
Cost of Software updates and maintenance	32.1	28.7
Amortization of technology	7.6	5.8
Total cost of revenues	84.1	70.9

Research and development	102.1	99.2
Selling and marketing	225.4	206.2
General and administrative	30.7	28.6
Total operating expenses	442.3	404.9

Operating income	195.5	193.9
Financial income, net	27.3	22.6
Income before taxes on income	222.8	216.5
Taxes on income	31.9	32.6
Net income	$190.9	$183.9
Basic earnings per share	$1.77	$1.64
Number of shares used in computing basic earnings per share	107.9	112.3
Diluted earnings per share	$1.71	$1.60
Number of shares used in computing diluted earnings per share	111.4	115.2

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS

(Unaudited, in millions, except per share amounts)

	Three Months Ended
	March 31,
	2025	2024

Revenues	$637.8	$598.8
Non-GAAP operating income	258.6	252.0
Non-GAAP net income	246.2	234.5
Non-GAAP diluted earnings per share	$2.21	$2.04
Number of shares used in computing diluted Non-GAAP earnings per share	111.4	115.2

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

(Unaudited, in millions, except per share amounts)

	Three Months Ended
	March 31,
	2025	2024

GAAP operating income	$195.5	$193.9
Stock-based compensation (1)	41.2	41.6
Amortization of intangible assets and acquisition related expenses (2) (*)	21.9	16.5
Non-GAAP operating income	$258.6	$252.0

GAAP net income	$190.9	$183.9
Stock-based compensation (1)	41.2	41.6
Amortization of intangible assets and acquisition related expenses (2) (*)	21.9	16.5
Taxes on the above items (3)	(7.8)	(7.5)
Non-GAAP net income	$246.2	$234.5

GAAP diluted earnings per share	$1.71	$1.60
Stock-based compensation (1)	0.37	0.36
Amortization of intangible assets and acquisition related expenses (2) (*)	0.2	0.15
Taxes on the above items (3)	(0.07)	(0.07)
Non-GAAP diluted earnings per share	$2.21	$2.04

Number of shares used in computing diluted Non-GAAP earnings per share	111.4	115.2

(1) Stock-based compensation:
Cost of products and licenses	$0.1	$0.1
Cost of software updates and maintenance	2.1	2.2
Research and development	14.7	14.7
Selling and marketing	14.6	15.9
General and administrative	9.7	8.7
	41.2	41.6

(2) Amortization of intangible assets and acquisition related expenses (*):
Amortization of technology-cost of revenues	7.6	5.8
Research and development	1.5	1.6
Selling and marketing	12.8	9.1
	21.9	16.5
(3) Taxes on the above items	(7.8)	(7.5)
Total, net	$55.3	$50.6

(*) While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In millions)
ASSETS

	March 31,	December 31,
	2025 (Unaudited)	2024 (Audited)
Current assets:
Cash and cash equivalents	$450.2	$506.2
Marketable securities and short-term deposits	1,012.0	865.7
Trade receivables, net	399.7	728.8
Prepaid expenses and other current assets	94.5	92.7
Total current assets	1,956.4	2,193.4

Long-term assets:
Marketable securities	1,469.8	1,411.9
Property and equipment, net	83.0	80.8
Deferred tax asset, net	80.6	74.7
Goodwill and other intangible assets, net	1,877.9	1,897.1
Other assets	90.2	96.6
Total long-term assets	3,601.5	3,561.1

Total assets	$5,557.9	$5,754.5

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$1,389.8	$1,471.3
Trade payables and other accrued liabilities	394.8	472.9
Total current liabilities	1,784.6	1,944.2

Long-term liabilities:
Long-term deferred revenues	525.6	529.0
Income tax accrual	467.4	459.6
Other long-term liabilities	31.8	32.3
Total long-term liabilities	1,024.8	1,020.9

Total liabilities	2,809.4	2,965.1

Shareholders’ equity:
Share capital	0.8	0.8
Additional paid-in capital	3,125.5	3,049.5
Treasury shares at cost	(14,579.6)	(14,264.4)
Accumulated other comprehensive gain	(2.9)	(10.3)
Retained earnings	14,204.7	14,013.8
Total shareholders’ equity	2,748.5	2,789.4
Total liabilities and shareholders’ equity	$5,557.9	$5,754.5
Total cash and cash equivalents, marketable securities, and short-term deposits	$2,932.0	$2,783.8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(Unaudited, in millions)

	Three Months Ended
	March 31,
	2025	2024
Cash flow from operating activities:
Net income	$190.9	$183.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	5.2	7.3
Amortization of intangible assets	19.2	13.5
Stock-based compensation	41.2	41.6
Realized loss on marketable securities	0.1	-
Decrease in trade and other receivables, net	329.4	265.4
Decrease in deferred revenues, trade payables and other accrued liabilities	(142.1)	(140.6)
Deferred income taxes, net	(22.8)	(10.1)
Net cash provided by operating activities	421.1	361.0

Cash flow from investing activities:
Investment in property and equipment	(7.4)	(6.5)
Net cash used in investing activities	(7.4)	(6.5)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	46.0	45.6
Purchase of treasury shares	(325.0)	(325.0)
Payments related to shares withheld for taxes	(1.5)	(1.1)
Net cash used in financing activities	(280.5)	(280.5)

Unrealized gain on marketable securities, net	15.0	1.6

Increase in cash and cash equivalents, marketable securities, and short-term deposits	148.2	75.6

Cash and cash equivalents, marketable securities, and short-term deposits at the beginning of the period	2,783.8	2,959.7

Cash and cash equivalents, marketable securities, and short-term deposits at the end of the period	$2,932.0	$3,035.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ Roei Golan
Name:	Roei Golan
Title:	Chief Financial Officer

Date: April 23, 2025